UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ASSOCIATED CAPITAL GROUP, INC.
(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

045528106
(CUSIP Number)

Philip M. Halpern, Esq.
Collier, Halpern, Newberg & Nolletti, LLP
One North Lexington Avenue
White Plains, New York 10601
(914) 684-6800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 CUSIP No.        045528106

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

	Frederick J. Mancheski

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.		SEC Use Only ________________

4.	Source of Funds (See Instructions)	OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	USA

Number of	7.	Sole Voting Power	0
Shares Bene-
ficially by	8.	Shared Voting Power	0
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person

	Frederick J. Mancheski		0

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 0%

14.		Type of Reporting Person (See Instructions)

	IN

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (the “Statement”) relates to the distribution to Frederick J. Mancheski,  an individual citizen of the United States, of shares of the Class A Common Stock, par value $.001 per share (the “Common Stock”), of  Associated Capital Group, Inc., a New York corporation (the “Issuer”) as part of the spin-off of the Issuer (the “Spin-Off”) from GAMCO Investors, Inc. (“GAMCO”) on November 30, 2015 pursuant to the terms of a registration statement on Form 10 filed by Issuer with the Securities and Exchange Commission.  The address of the principal executive offices of the Issuer is One Corporate Center, Rye, New York 10580.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	The name of the filing person is Frederick J. Mancheski

(b)	Residence address for Frederick J. Mancheski:

5400 Plantation Road
Captiva, FL 33924

(c)	Mr. Mancheski is retired.

(d-e)    During the last five years, Mr. Mancheski has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing him to be subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)	Mr. Mancheski is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Mancheski disposed of 1,136,704 shares of Common Stock as a result of conveyances of 434,585 shares in a private transaction with an unaffiliated third party and 702,119 shares in a repurchase transaction with the Issuer, both at a price of $31.05 per share, between 12/28/2016 and 1/4/2017. No funds were expended by Mr. Mancheski.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction is for Mr. Mancheski’s estate planning.  There is no other transaction to report in this Item.

Except as set forth above, Mr. Mancheski has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Mr. Mancheski beneficially owns 0 shares of Common Stock, which represents 0% of the outstanding shares of Common Stock.

(b)       Mr. Mancheski does not currently share the power to vote or direct the vote, or to dispose or direct the disposition of the shares of Common Stock he beneficially owns with another person.

(c)         Mr. Mancheski has not sold any shares of Common Stock in the open market during the past 60 days.

(d)         N/A

(e)         N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	The Exchange and Standstill Agreement dated May 31, 2006 by and between Mancheski and GAMCO (incorporated herein by reference to Mancheski’s Schedule 13D, filed on December 7, 2015)

2.	Statutory Form Power of Attorney dated May 10, 2012 (incorporated herein by reference to Reporting Person’s Form 4/A filed on July 9, 2015).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	January 11, 2017

/s/Frederick J. Mancheski by Philip M. Halpern, Agent
Frederick J. Mancheski by Philip M. Halpern, Agent